EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Trans World Entertainment Corporation:

We consent to incorporation by reference in the registration statements (Nos. 33-40399, 33-51094, 33-51516, 33-59319, 333-75231, 333-81685, 333-101532, and 333-128210) on Form S-8 of our report dated April 18, 2013, with respect to the consolidated balance sheets of Trans World Entertainment Corporation and subsidiaries as of February 2, 2013, and January 28, 2012, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended February 2, 2013 which report appears in the Annual Report on Form 10-K of Trans World Entertainment Corporation and subsidiaries for the fiscal year ended February 2, 2013.

/s/ KPMG LLP

Albany, New York
April 18, 2013